Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

John J. O’Brien

Partner

215.963.4969

August 1, 2016

FILED AS EDGAR CORRESPONDENCE

Mr. Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 115 to the Registration Statement of SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Mr. Scott:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on June 27, 2016, regarding the Trust’s Post-Effective Amendment No. 115, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 117, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on May 18, 2016 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding a new fund, the Tax-Managed International Managed Volatility Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (the “Adviser”) will serve as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.                                      Please update the Trust’s ticker symbols on EDGAR to reflect the Fund.

Response.                                         The Trust has obtained ticker symbols for the Fund’s Class A and Class Y shares and will revise the ticker symbols on EDGAR accordingly.

2.                                      Comment.                                      Please provide full fee tables to the SEC staff via correspondence filing prior to the effective date and explain why the tables were not included in the 485(a) filing.

Response.                                         In response to your comment, we have included below the fee tables for Class A and Class Y shares of the Fund.  The tables were not included in the 485(a) filing because the Board approved the Fund’s service providers subsequent to the time of the filing.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.74%^
Total Annual Fund Operating Expenses	1.39%

^ Other Expenses are based on estimated amounts for the current fiscal year.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class Y Shares
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.49%^
Total Annual Fund Operating Expenses	1.14%

^ Other Expenses are based on estimated amounts for the current fiscal year.

3.                                      Comment.                                      Please consider whether a shareholder servicing fee should be disclosed in the 12b-1 fee line item of the fee table for the Fund’s Class A Shares in light of the disclosure later on in the Prospectus that the Fund has adopted a shareholder services plan and agreement with respect to Class A Shares.

Response.                                         Pursuant to Instruction 3(b) of Item 3 of Form N-1A, a fund is instructed to include in a line item of its fee table title “Distribution [and/or Service] (12b-1) Fees” all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1. The referenced shareholder services plan and agreement was not adopted pursuant to rule 12b-1 and therefore it is not included in the 12b-1 fee line item.

4.                                      Comment.                                      Please confirm supplementally that the only difference between Class A and Class Y Shares is the shareholder servicing fee. Please explain any other material differences and consider disclosing them within the prospectus.

Response.                                         Unlike Class Y Shares, Class A Shares have adopted a shareholder services plan and agreement (the Service Plan) with respect to Class A Shares that allows such shares to pay service providers a fee in connection with the ongoing servicing of shareholder accounts owning such shares at an annual rate of up to 0.25% of average daily net asset of the Class A Shares.  Further, Class A shares and Class Y shares have different investor eligibility requirements as disclosed in the prospectus for each class.  We confirm that there are no other material differences between the share classes.

5.                                      Comment.                                      Please clarify in the Fund’s Principal Investment Strategies disclosure (Item 4 of Form N-1A) how the Fund defines “non-U.S. securities.” Please also consider including this disclosure in the Fund’s additional discussion of its principal investment strategies (Item 9 of Form N-1A).

Response.                                         We have revised the Fund’s Principal Investment Strategy to include the following disclosure:  “The Fund considers the security of an issuer to be “non-U.S.” if the issuer is domiciled, incorporated, located and/or principally traded in a country other than the U.S.”

6.                                      Comment.                                      Please note that it is the SEC staff’s position that the Fund may treat securities of a company domiciled, incorporated, organized, headquartered or located, and/or principally traded in the U.S. as tied economically to countries outside the U.S. or as a non-U.S. security only if the fund is able to demonstrate to the SEC staff that the company (i) derives at least 50% of its revenues or profits from goods produced or sold, investment made or services performed in countries outside the U.S. or (ii) has at least 50% of its assets in countries outside the U.S. Please consider whether any revisions need to be made to the Fund’s disclosure, particularly considering the disclosure in the Fund’s Principal Investment Strategies that indicates that the Fund “will invest in securities of issuers that are located in at least three countries outside of the U.S.”

Response.                                         The Fund does not believe that any changes to the current disclosure are required in light of the SEC staff’s position.  Nevertheless, please note the disclosure referenced in our response to Item 5.

7.                                      Comment.                                      Please revise the Fund’s current disclosure regarding the “multi-manager approach” in accordance with the SEC’s Plain English principles.

Response.                                         In response to your comment, which we recognize the staff has provided previously, the Fund will revise the paragraph in question to read as follows:

The Fund uses a “multi-manager” approach to investing.  This means that SIMC selects and oversees a number of third-party investment advisers (each, a Sub-Adviser and collectively, the Sub-Advisers) to manage portions of the Fund’s portfolio.  Sub-Advisers typically have differing investment philosophies and strategies that they use in managing the portion of the Fund’s assets allocated to them by SIMC. Assets of the Fund not allocated to Sub-Advisers are managed directly by SIMC.

8.                                      Comment.                                      Please consider moving the third paragraph in the Fund’s Principal Investment Strategies disclosure so that it is the second paragraph in this section.

Response.                                         In response to your comment, we have moved the second paragraph to later in the strategy.

9.                                      Comment.                                      The current disclosure in the Fund’s Principal Investment Strategies section states that the Fund seeks to construct a portfolio of lower than market volatility.  Please add disclosure that explains how the Fund will seek to manage volatility.

Response.                                         The Fund has respectfully declined to make the requested change because the Fund’s current disclosure already explains that each Sub-Adviser and SIMC seeks to achieve lower volatility by constructing a portfolio of securities that primarily exhibit a more stable historical or predicted price and earnings behavior (i.e. absolute risk), but also take into consideration low correlation attributes and expected returns.

10.                               Comment.                                      In the Principal Investment Strategies disclosure, please disclose in greater detail how the Fund defines “International Market.” Please consider whether it would be useful for the Fund to define International Market by reference to a particular index or other barometer that defines what “broad international developed equity markets” are.

Response.                                         We note that the Fund’s current disclosure defines International Market as the “broad international developed equity markets.” In response to your comment, we have added the following disclosure to the Fund’s principal investment strategy:  “Developed market countries are those countries that are included in a developed markets index by a recognized index provider, or have similar developed characteristics, in each case determined at the time of purchase.”

11.                               Comment.                                      Please consider revising the Fund’s Principal Investment Strategies disclosure to replace “in a tax efficient manner” with “in a tax managed manner” in order to be consistent with the Fund name. We believe the use of the term “efficient” could cause confusion among investors because “managed” and “efficient” have two different meanings.

Response.                                         We have removed references to the Fund’s strategy as “tax efficient” and instead describe how the Fund uses a “tax sensitive” approach to portfolio construction.

12.                               Comment.                                      Please consider providing an explanation of “tax-managed” in accordance with the SEC’s Plain English principles, including what type of investor a “tax-managed” strategy would appeal to.

Response.                                         The Fund has respectfully declined to make the requested change because the Fund’s Principal Investment Strategies section already provides the following explanation of efficient tax-management in accordance with the SEC’s Plain English principles:  “The overlay manager seeks to manage the impact of taxes by, among other things, selling stocks with the highest tax cost first, opportunistically harvesting losses and deferring recognition of taxable gains, where possible.”  We believe any additional disclosure on this aspect of the Fund’s strategy would unnecessarily complicate the Fund’s disclosure.

13.                               Comment.                                      Please revise the second to last paragraph in the Fund’s Principal Investment Strategies section so that it is consistent with the SEC’s Plain English principles.  Specifically, please explain what “efficient tax management” entails and consider including an example.

Response.                                         As stated in response to Comment 11, we have removed references to the Fund’s strategy as “tax efficient.” As described in response to Comment 12, we believe the Fund’s disclosure, as revised, is sufficiently clear.

14.                               Comment.                                      If the Fund will invest in ETFs as part of its principal investment strategy, please consider whether Acquired Fund Fees and Expenses (AFFE) should be included as a separate line item in the Fund’s fee table if greater than one basis point, consistent with Instruction 3(f) to Item 3 of Form N-1A.

Response.                                         Although the Fund may periodically invest in shares of ETFs as a principal investment strategy, it is not currently contemplated that this will result in AFFE in excess of one basis point of the Fund’s average net assets.  Accordingly, the Fund has determined that AFFE does not need to be listed as a separate line item in the Fund’s fee table.

15.                               Comment.                                      Please consider whether the Fund should include Large Capitalization Risk in its Principal Risks disclosure.

Response.                                         The Fund believes that large cap risk is sufficiently addressed in the “Equity Markets Risk” disclosure.  Nonetheless, in response to your comment, we have revised the Principal Risk disclosure to include Large Capitalization Risk, specifically.

16.                               Comment.                                      Please revise Principal Risks disclosure to include the content required by Item 4(b)(1)(iii), if applicable (i.e., that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency). If not applicable, please consider making the disclosure more clear.

Response.                                         In response to your comment, the Fund confirms that it is not advised by or sold through an insured depositary institution, and therefore, we have not included the Item 4(b)(1)(iii) content in the Fund’s Principal Risks section.

17.                               Comment.                                      Please identify supplementally the broad-based securities index that the Fund will use.

Response.                                         The Fund currently expects to use the MSCI EAFE Net (USD) as the broad-based securities index against which performance is measured.

18.                               Comment.                                      With respect to the More Information about Investments section, please consider adding more detailed disclosure with respect to the principal strategies and investments, as provided in Item 9A and as described in the Division of Investment Management’s IM Guidance 2014-08 from June 2014.

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the SEC staff’s views articulated in IM Guidance 2014-08.  We believe the Fund’s disclosure appropriately addresses the applicable issues set forth by the SEC staff in that guidance and that no changes are necessary to the disclosure at this time.

19.                               Comment.                                      Please consider whether Credit Risk, Duration Risk and Foreign Sovereign Debt Securities Risk should be removed from the Fund’s Item 9 disclosure. Alternatively, if these risks are reflective of principal investment strategies of the Fund, please consider whether any changes should be made to the Fund’s Principal Investment Strategies disclosure.

Response.                                         In response to your comment, we have removed these risks from the Fund’s Item 9 disclosure.

20.                               Comment.                                      Please consider whether ETPs (other than registered investment company ETFs), which are currently included in the Item 9 disclosure, are a principal investment strategy for the Fund and, if so, please revise the Item 4 disclosure for the Fund to include ETPs. If ETPs are not a principal investment strategy for the Fund, please consider removing the reference to ETPs from the Item 9 disclosure.

Response.                                         In response to your comment, we have removed non-registered investment company ETP risk from the Fund’s Item 9 disclosure.

21.                               Comment.                                      Please identify supplementally any changes made to the tax disclosure since the Amendment.

Response.                                         No material changes were made to the tax disclosure since the Amendment.

22.                               Comment.                                      Please revise the fee tables to reflect short sales, if applicable.  Alternatively, please confirm that short sale expenses are de minimis.

Response.                                         The Fund confirms that any fund expenses associated with short sales are expected to be de minimis.

23.                               Comment.                                      If the Fund will write credit default swaps, please confirm to the SEC staff that the Fund will segregate the full notional amount of credit default swaps to cover the obligation.

Response.                                         In response to your comment, the Fund confirms that it does not currently expect to invest in credit default swaps.

24.                               Comment.                                      Please consider whether the Fund’s current advisory and sub-advisory fee disclosure is consistent with the conditions set out in the Fund’s manager-of-managers exemptive relief.

Response.                                         SIMC operates as a “manager of managers” pursuant to an exemptive order, which was obtained by SIMC and the Trust on April 29, 1996. In response to your comment, we reviewed our disclosure and believe it to be consistent with the disclosure-related conditions set out in the Fund’s manager-of-managers exemptive relief. Nonetheless, in reviewing this disclosure, we determined to make some non-material clarifications.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien